[ Janus Letterhead ]

April 20, 2016

VIA EDGAR

Asen Parachkevov

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	Clayton Street Trust (the “Registrant” or “Trust”)
1933 Act File No. 333-208542
1940 Act File No. 811-23121
Registration Statement on Form N-1A

Dear Mr. Parachkevov:

On behalf of the Trust and its underlying series (each, a “Portfolio” and collectively, the “Portfolios”), this letter is to respond to additional comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by way of telephone calls between the Staff and the undersigned on March 29, 2016 and April 6, 2016. The subsequent comments were in furtherance of the comments made by way of the Staff’s letter dated January 13, 2016 with respect to the Trust’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), filed on December 14, 2015. The initial and subsequent comments of the Staff, and the Trust’s responses, are below.

Terms not defined in the letter have the meaning set forth in the Registration Statement.

Initial Comments and Responses

General

1.	Staff Comment: We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Registrant has or will complete all portions of the Registration Statement based on information available to it as of the date of filing pre-effective amendment no. 1 (“Amendment No. 1”).

2.	Staff Comment: Under Section 6(a) of the 1933 Act, any security may be registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions. Please make certain that the signature page meets the requirements of Section 6(a).

Response: The Registrant confirms the signature page to Amendment No. 1, and all subsequent amendments to the Registration Statement, will meet the requirements of Section 6(a).

3.	Staff Comment: It is disclosed that the Conservative Portfolio, when fully invested, seeks to allocate up to 50% of its assets to equity investments. Given the Fund’s sizable equity exposure, the name of the Portfolio may be potentially misleading to investors. Please use a more appropriate name for the Fund.

Response: The Trust believes the name of the Conservative Portfolio is appropriate and not misleading to investors given it is the most conservative of the three Protective Life Dynamic Allocation Series Portfolios. The Conservative Portfolio will normally invest 50% of its assets in fixed-income instruments, and the other 50% will be adjusted weekly between seven different equity asset classes and cash, based on market signals. It’s possible that in any given week, due to market indicators, the equity portion of the portfolio could be invested entirely in cash or cash instruments, and no more than 50% of the Portfolio’s assets could be invested in equities, subject to intra-week market movement.

Prospectuses – All Funds

Fees and Expenses

4.	Staff Comment: Please provide the fee table for each Fund in your response letter or in a pre-effective amendment.

Response: The Trust has provided the fee tables for each Portfolio in Appendix A.

5.	Staff Comment: In describing the fee waiver arrangement in footnote 3 to the fee table, the disclosure states that Janus Capital “may recover from the Portfolio fees and expenses previously waived or reimbursed, which could then be considered a deferral, if the Portfolio’s expense ratio, including recovered expenses, falls below the expense limit.” Please revise the disclosure to clearly describe the terms of such recoupments, stating that (i) recoupment is permissible only within 3 years from the date an amount is waived or reimbursed to the Fund, and (ii) recoupment is permissible only if the Portfolio’s expense ratio at the time of recoupment, inclusive of the recoupment amounts, does not exceed the expense limits at the time of waiver or at the time of recoupment. Please confirm that the waiver arrangements will be in place for at least one year from the effective date of the Registration Statement.

Response: The Registrant has revised the disclosure as requested, and confirms the waiver arrangements will be in place for at least one year from the effective date of the Registration Statement.

Principal Investment Strategies

6.	Staff Comment: Please include a statement in the first paragraph to explain that the allocation to the fixed-income component of each Fund’s strategy (as applicable) is expected to remain constant over time.

Response: The Registrant has added the requested statement.

7.

Staff Comment: The second paragraph of the section states that the portfolio managers may “modify the underlying ETFs’ weightings or substitute other underlying ETFs.” Please clarify whether such modifications may result in changes to the target allocation ranges set forth in the Prospectuses. Please disclose whether shareholders will be notified of such modifications

(specifically, explain in the appropriate section of the Prospectus whether shareholders will be notified if the portfolio managers substitute an existing underlying ETF with an affiliated ETF product).

Response: The Registrant has revised the disclosure to clarify that modifications to the weighting of underlying ETFs or additions or substitutions of underlying ETFs will be made within the existing parameters of the target allocation ranges. Shareholders will generally not receive notice of such modifications, additions or substitutions, provided the change results in similar investment exposure to a Portfolio, or does not otherwise constitute a material change to the investment strategy of the Portfolio.

The Registrant notes the Portfolios do not currently anticipate investing in affiliated ETFs, and draws Staff attention to “The Underlying Funds” prospectus disclosure stating that the Portfolios “will obtain the desired market exposure by investing primarily in unaffiliated ETFs.”

The Allocation Adjustment Program

8.	Staff Comment: Please include a separate sub-heading in the “Allocation Adjustment Program” section to explain that each equity-based asset class will be subject to a maximum target allocation range, which will represent the combined allocation to such equity class plus cash. Explain that the allocation between investments in the equity class and cash will be adjusted according to historical market indicators (the 252-day moving average). Please state that the allocations are subject to adjustment on a weekly basis.

Please revise the disclosure to explain how allocations would be adjusted for a specific equity-based class if the valuation for such class is 2% below its 252-day moving average for two consecutive weeks: for example, suppose that the US Large Cap Equity class is trading 5% below its 252-day moving average in week 1 and its valuation remains flat (but still more than 2% below the 252-day moving average) in week 2. Would the allocations be adjusted to the next target level in week 2 or does the equity class have to decline an additional 2% beyond the initial decline to trigger additional adjustment?

Please move the discussion describing the incremental allocation adjustments between investments in each equity class and cash to a separate sub-heading as well. Please revise the disclosure to explain whether the portfolio managers may change the maximum target allocations and applicable ranges in the allocation table.

In a footnote to the allocation table, please explain that the maximum target allocation range is the targeted allocation to the equity class (0%, 25%, 50%, 75% or 100%), plus the remainder which will be in cash. Similarly, explain that the trading increment column represents the five different allocation targets between exposure to the particular equity asset class and cash but the percentages refer to the portfolio as a whole. Provide an example.

Response: The Registrant acknowledges the comment and has revised the disclosure and sub-headings to the “Allocation Adjustment Program” section to address the Staff’s comments.

The Underlying Funds

9.	Staff Comment: Please include a statement that the Funds may have significant exposure to foreign markets, including emerging markets (list the foreign markets applicable to a particular Fund), various industries (list the industries) and geographical regions (list the regions), as a result of their investments in the underlying Funds.

Response: The Registrant has added the requested statement, to the extent applicable.

Cash and Cash Equivalents

10.	Staff Comment: The “Cash and Cash Equivalents” sub-section states that each Fund may invest in “high quality debt obligations and obligations of financial institutions.” U.S. GAAP defines cash equivalents as “short-term, highly liquid investments that are readily convertible to known amounts of cash and that are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.” See Financial Accounting Standards Board Accounting Standards Codification paragraph 305-10-20. GAAP also states that only investments with original maturities of three months or less qualify under the definition of “cash equivalents” (original maturity means original maturity to the entity holding the investment). The Prospectus disclosure, however, indicates that each Fund will invest “only in U.S. dollar-denominated instruments that have a remaining maturity of 397 days or less (as calculated pursuant to Rule 2a-7).” Furthermore, under the “Cash Holding Risk” of the Principal Investment Risks section, the disclosure indicates that the cash asset class (as defined in the Prospectuses) is subject to interest rate risk, credit quality risk and liquidity risk. Per the GAAP definition cited above, for an asset to be considered cash equivalent, such risks should be insignificant. It does not appear that the holdings identified as cash equivalent in the Prospectuses have the necessary risk profile. Please explain to the Staff why such investments should be considered “cash equivalent.”

It is also disclosed that the Funds may enter into repurchase agreements collateralized by cash. Please explain how the Funds intend to treat the positions purchased in such repurchase agreements for purposes of calculating each Fund’s cash position. Please explain to the Staff the appropriateness of such treatment. We may have additional comments.

Response: The Registrant has removed references to “cash equivalents.” In addition, the Registrant has revised the risk disclosure to reflect what Janus Capital believes to be the principal risks of the cash component of the Portfolios.

Each Portfolio intends to treat repurchase agreements, and any positions and collateral in connection therewith, as part of the cash allocation component of such Portfolio. The Registrant believes this treatment is appropriate as such positions and collateral are received in connection with repurchase agreement investments made as means of receiving a return on the portion of the Portfolio’s assets allocated to cash.

11.	Staff Comment: The disclosure states that the “portfolio managers may change [each Fund’s] asset class allocations, the underlying ETFs, or weightings among asset classes or underlying ETFs without prior shareholder notice.” See Comments 7 and 8 with respect to modifications to the maximum target allocations.

Response: The Registrant has revised the disclosure to clarify that the portfolio managers may change the Portfolio’s allocation among the asset classes without shareholder notice, unless Janus Capital determines that such a change would constitute a material change to the Portfolio’s investment strategy. In that case, shareholders would receive such notice. With respect to the changes to the underlying ETFs, see the Registrant’s response to Comments 7 and 8.

12.	Staff Comment: While the “Allocation Adjustment Program” sub-section states that the fixed-income allocation for each Fund will generally remain constant, the principal investment strategies section of the Prospectuses (with the exception of the Growth Portfolio, which does not have a fixed-income component) should discuss whether the fixed-income component will be managed and what, if any, changes may be implemented with respect to that portion of the strategy.

Response: The Registrant has added disclosure to clarify that the fixed-income allocation (with respect to the Conservative and Moderate Portfolios) is expected to remain constant, subject to market movement, and will be rebalanced to its target allocation on a quarterly basis.

Principal Investment Risks

Concentration Risk

13.	Staff Comment: The disclosure states that “to the extent the [a Fund] holds a substantial portion of its assets in cash instruments, the [Fund] may hold investments issued by firms concentrated in the financial services industry.” Freedom of action to concentrate pursuant to management’s investment decision has been considered by the Staff to be prohibited by Section 8(b)(1) of the 1940 Act unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made. See Investment Company Act Release No. 9011 (Oct. 30, 1975); First Australia Fund (pub. avail. July 29, 1999). Please revise the disclosure, including the formulation of the Fund’s fundamental investment policies in the SAI, or provide the Staff with your legal analysis explaining why the Fund’s concentration policy is consistent with Section 8(b) (1).

Please note that a fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether a Fund is in compliance with its concentration policies. Please add disclosure to clarify that the Funds will consider the concentration of its underlying investment companies when determining compliance with its concentration policies.

Response: With respect to the first paragraph of the Staff’s comment, the Registrant acknowledges the comment and has removed the referenced Prospectus disclosure and revised the Portfolios’ concentration policy in the SAI.

With respect to the second paragraph of the Staff’s comment, the Registrant acknowledges the comment, and has added the requested disclosure to the SAI “Investment Policies and Restrictions Applicable To All Portfolios” section. As background, the Registrant is aware of Staff guidance on this topic, which Janus Capital understands to be that for purposes of industry concentration: 1) a fund should look through to the positions of an affiliated fund and count investments by underlying affiliated funds to monitor its industry concentration policy, and 2) a fund should also look through to unaffiliated funds that have adopted a policy to concentrate their investments. Given Staff guidance, for purposes of calculating industry concentration where a Janus fund invests in an unaffiliated ETF, it is Janus Capital’s current practice to only include the industry of such ETF that concentrates in such industry as part of its investment strategy. Otherwise, Janus Capital does not include the industry assigned to non-concentrated unaffiliated ETFs for purposes of this calculation.

Additional Investment Strategies and General Portfolio Policies

14.	Staff Comment: The second paragraph of the sub-section states that some of the strategies and policies that are discussed therein “may be part of a principal strategy,” while other strategies and policies may be utilized to a lesser extent. Please note that Item 9(c) of Form N-1A requires the Funds to disclose the principal risks of investing in the Fund. The discussion of any non-principal strategies and risks should be clearly identified as such (or, alternatively, relegated to the Statement of Additional Information).

Response: The Registrant confirms that all principal strategies and risks of each Portfolio are included in its respective “Portfolio Summary” section. To the extent a risk appears only in the “Additional Information About The Portfolios – Additional Investment Strategies and General Portfolio Policies” section, and not a Portfolio’s “Portfolio Summary” section, such risk is not considered a principal risk of any of the Portfolios. The Trust has revised the second paragraph of the “Additional Information About The Portfolios – Additional Investment Strategies and General Portfolio Policies” section to clarify this point.

15.	Staff Comment: The disclosure states that each “Portfolio intends to invest in a dynamic portfolio of underlying ETFs, to pursue a target allocation of global equity and fixed income market exposure, and may also invest in cash and/or cash equivalents.” The Growth Portfolio does not have a fixed-income component to its strategy. Please revise the disclosure to carve out the Growth Portfolio.

Response: The Registrant has revised the disclosure as requested.

16.	Staff Comment: The disclosure states that the portfolio managers consider primarily liquidity factors when allocating among ETFs in a particular asset class. Please explain how the portfolio managers evaluate the liquidity of the underlying ETFs. Include a summary of the discussion in “The Underlying Funds” sub-section of the Principal Investment Strategy sections of the Funds’ Prospectuses.

Response: The Trust notes the disclosure under “Exchange-Traded Funds Risk” describes, in part, that ETFs involve the risk that an active trading market for an ETF’s shares may not develop or be maintained, and that a Portfolio may not be able to purchase or sell an ETF at the most optimal time. In consideration of this potential risk, portfolio managers will primarily consider liquidity factors, along with a number of other factors, in connection with their allocation among ETFs in a particular asset class. In evaluating the liquidity of an underlying ETF, portfolio managers will consider then-current market factors, which may include, but not be limited to, the number of times such underlying ETF exchanges hands on a daily basis (“average daily volume” or “ADV”), then-current positions of such underlying ETF held by the applicable Portfolio, the relative size of such holdings compared to the applicable Portfolio as a whole, and the anticipated incremental trading adjustment to be made. The Trust notes that each Portfolio’s “Principal Investment Strategies – The Underlying Funds” sections, as revised, provide in relevant part “The portfolio managers may choose … to add or substitute other ETFs in order to obtain the desired market exposure, to further diversify and/or mitigate risk for the Portfolio, or for other reasons, including the liquidity of one or more the ETFs” (emphasis added). The Trust believes the current disclosure is sufficient, and respectfully declines to add an additional summary.

17.	Staff Comment: The “Underlying Funds” sub-section discusses the various market exposures resulting from investments in the underlying ETFs. Please include a similar description in the Principal Investment Strategies section.

Further, it is stated that the asset class categories (and respective underlying funds) may be changed at any time without notice. The disclosure on page 29, however, states shareholders will be notified before material changes to each Portfolio’s principal investment strategies are implemented. Please reconcile the two statements or explain to the Staff why changes in the asset class categories would not be deemed material.

Response: With respect to the first paragraph of the Staff’s Comment, the Registrant has added the requested disclosure to the referenced section, under “The Underlying Funds” sub-heading.

With respect to the second paragraph of the Staff’s Comment, the Registrant has removed the language reserving the ability to change asset classes without advance shareholder notice. The Registrant has further revised the disclosure to clarify that the Portfolios may revise the allocations among assets classes, the weighting of the underlying ETFs, or add or substitute underlying ETFs without shareholder notice, provided Janus Capital determines the changes are not material changes to a Portfolio’s principal investment strategy. See the Registrant’s response to Comment 7. In addition, the Registrant has added disclosure to indicate that in the event the portfolio managers are unable to identify or invest in underlying ETFs that provide the desired exposure to an asset class, the portfolio managers may, without shareholder notice, elect to forego investment in that asset class until an appropriate underlying ETF is identified and available. The portfolio managers may also determine to remove the asset class from the Allocation Adjustment Program, in which case a Portfolio would provide notice to shareholders as soon as reasonably practical.

Risks of the Portfolios

18.	Staff Comment: The section includes a discussion of “Portfolio Turnover” risk and includes a statement that “due to the nature of the Allocation Adjustment Program, the Portfolios may have a higher portfolio turnover compared to other fund of funds.” Please include a similar statement in the Principal Investment Strategies sections of the Prospectuses and also include active trading risks disclosure in response to Item 4 of Form N-1A.

Response: The Registrant has added the requested disclosure.

19.	Staff Comment: Please ensure that the disclosure clearly identifies “Derivative Risk” as either principal or non-principal risk for the Funds and, if principal, include appropriate disclosures in response to Item 4 of Form N-1A. See Comment 14 above. If applicable, specifically describe each Fund’s use of derivatives in a manner customized to proposed Fund operations. Please describe the risks applicable to the derivative instruments expected to be used. The Division of Investment Management has made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.[1] In addition, in your response letter, please confirm that if a Fund writes/sells credit default swaps or engages in option writing, it will segregate the full notional amount of such positions for purposes of Section 18 of the 1940 Act.

Response: The Registrant confirms that Derivative Risk is not a principal risk for the Portfolios. The Portfolios do not expect to invest directly in derivatives, but may be exposed to derivatives as a result of underlying ETF investments. The Registrant has revised the disclosure accordingly.

[1]	See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

20.	Staff Comment: Please include summaries of “Illiquid Securities Risk,” “Large Capitalization Companies Risk,” “Mortgage- and Asset-Backed Securities Risk,” “Rule 144A Securities Risk,” and “Small- and Mid-Sized Companies Risk” in Item 4 disclosures if such risks are principal for the Funds.

Response: The Registrant has added the requested disclosure, as applicable, for each of the Portfolios.

SAI

Investment Policies and Restrictions Applicable to All Portfolios

21.	Staff Comment: With respect to the Funds’ fundamental policy regarding concentration, please revise the language to state that each Fund may not invest 25% or more of its total assets in any one particular industry or “group of industries.”

Response: The Registrant has revised the disclosure as requested.

Trustees and Officers

22.	Staff Comment: The “Compensation Information” sub-section states that parts of the portfolio managers’ compensation may be based on qualitative and quantitative factors, including short-term and long-term performance. Please identify any benchmark used to measure performance and state the length of the period over which performance is measures. See Item 20(b) of Form N-1A.

Response: The Portfolio’s Managers’ compensation will not be based on a Portfolio’s investment performance. The disclosure has been revised accordingly.

Comments Provided on March 29, 2016 and the Registrant’s Responses

1.	Staff Comment: With respect to the Portfolios with fixed-income exposure, provide more detailed disclosure on the nature and risk profile of the expected fixed-income exposure.

Response: The Registrant has revised the disclosure to indicate that it intends to provide broad exposure to the total investment grade U.S. bond market.

2.	Staff Comment: With respect to the Portfolios’ concentration policy as set forth in the Statement of Additional Information, please clarify in the disclosure how the Portfolios expect to treat the underlying investments of the ETFs in which the Portfolios may invest, based on the Registrant’s response to Comment 13.

In addition, remove the reference in the statement of the Portfolios’ concentration policy that each may concentrate to the extent its investments are indirectly concentrated by its investments in underlying ETFs.

Response: The Registrant has revised the disclosure as requested.

3.	Staff Comment: Please indicate in the disclosure whether the Registrant will invest in affiliated ETFs.

Response: The Registrant has revised the disclosure to indicate that the Registrant does not currently intend to invest in affiliated ETFs, but may do so in the future.

4.	Staff Comment: Consider replacing references to “cash investments” with “money market instruments” and define what the Registrant means by “high quality” with respect to investing in money market instruments.

Response: The Registrant has revised the disclosure as requested, and defined the term “high quality” as those instruments that are in the Top 2 tiers as defined in Rule 2a-7 under the 1940 Act.

Comments Provided on April 6, 2016 and the Registrant’s Responses

1.	Staff Comment: Clarify in the investment strategy summary section and asset class tables, that the assets allocated to the cash component will include money market instruments, and not just cash.

Response: The Registrant has revised the disclosure as requested.

2.	Staff Comment: Define in the disclosure what is meant by “money market instruments.” For example, is it “eligible securities” as defined under Rule 2a-7 under the 1940 Act?

Response: The Registrant has specified in the disclosure that the money market instruments to be used in the cash allocation portion of the Portfolios are those that are “eligible securities” as defined in Rule 2a-7 under the 1940 Act.

*    *     *    *    *    *

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission or any other person from taking any action with respect to the filings.

Please call the undersigned at 303-336-7823 with any questions or comments.

Respectfully,

/s/ Byron D. Hittle

Byron D. Hittle, Esq.

Assistant Secretary

Enclosure (via EDGAR only)

cc:	Stephanie Grauerholz, Esq.
Eric S. Purple, Esq.